January 8, 2007
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Memory Pharmaceuticals Corp. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed on March 31, 2006 File No. 000-50642
Ladies and Gentlemen:
This letter is in response to the comments contained in the letter dated December 21, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the fiscal year ended December 31, 2005 filed by Memory Pharmaceuticals Corp. (the “Company”) on March 31, 2006. For the Staff’s convenience, we have included the Staff’s comments in bold typeface before each of our responses below.
Consolidated Financial Statements
Notes to Financial Statements
2) Summary of Significant Accounting Policies, page 52
Revenue Recognition, page 52
1.	We note your discussion here and on page 45 of the application of the provisions of EITF 00-21 to your collaborative agreements. It is unclear from your disclosures how the change in the terms of the 2002 Roche agreement affected your accounting for the various revenue streams. It is unclear whether the deliverables under the 2005 Amgen agreement were deemed to represent one or more than one unit of accounting. Please provide to us a comprehensive analysis of your accounting for the various deliverables and for the costs incurred under your collaborative agreements in relation to the provisions of EITF 00-21.
The Company has two separate collaborations with Roche, one for the development of our PDE4 inhibitors (the “2002 Roche Agreement”), and the other for the development of our nicotinic alpha-7 agonists (the “Amended and Restated 2003 Roche Agreement”). We also have a collaboration with Amgen for the development of PDE10 inhibitors (the “2005 Amgen Agreement”).

Securities and Exchange Commission
January 8, 2007

We recognize revenue under each of these collaboration agreements in accordance with the Commission’s SAB No. 104, Revenue Recognition. We apply guidance in EITF 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables,” that is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003.
2002 Roche Agreement
We entered into the 2002 Roche Agreement in July 2002, prior to the effective date of EITF 00-21. The non-refundable license fee and milestone payments that we have received from Roche are being recognized ratably over the estimated period to approval by the Food and Drug Administration (FDA) for the first compound to be developed under this collaboration, which we have estimated to occur in the second quarter of 2014. Research and development funding received from Roche was recognized as services were performed under this agreement.
The 2002 Roche Agreement was amended in August 2005 and again in February 2006 as follows:
•	In August 2005, we amended the 2002 Roche Agreement to reacquire the right to develop and commercialize MEM 1414 and MEM 1917, two named drug candidates under this agreement, following Roche’s earlier decision not to pursue further clinical development of these candidates. Under the terms of this amendment, Roche received an option, exercisable following the completion of Phase 2 clinical trials for each drug candidate, to continue that drug candidate’s development and commercialization. If Roche exercises its option to obtain an exclusive license to continue the development of and commercialize either MEM 1414 and/or MEM 1917, we will be entitled to receive an upfront payment and certain development-related milestone payments for development events occurring after the initiation of Phase 3 for each licensed drug candidate. If Roche does not exercise this option with respect to MEM 1414 and/or MEM 1917, then Roche will have no further rights or interest with respect to that drug candidate.

•	In February 2006, we further amended the 2002 Roche Agreement to terminate Roche’s obligation to make research and development funding payments in support of the PDE4 research collaboration.
Neither of the amendments created any new obligations for either party and no additional compensation was provided to the Company as a result of the amendments. The Company concluded that these were not substantive changes to the terms of the agreements, which remains in effect. As a result of Roche’s decision not to pursue further clinical development of MEM 1414 and MEM 1917, the focus of Roche’s drug development activity is now on earlier stage research on PDE4 inhibitors. As such, following the August 2005 amendment, the Company reassessed and extended the revenue recognition period for the non-refundable license fee and milestone payments to reflect that the compounds being developed under the agreement were at an earlier stage than MEM 1414 and MEM 1917.
We periodically review the estimated development period under this collaboration and, to the extent this estimate changes, the impact of such change will be recognized prospectively.
Amended and Restated 2003 Roche Agreement
We apply the provisions of EITF No. 00-21 to our agreement with Roche for the development of nicotinic alpha-7 agonists, which was entered into in August 2003 (the “2003 Roche Agreement”) using a single unit of accounting, since under that agreement, Roche had the right over a five year period to license a compound developed thereunder. At inception of the agreement, there was a period of time, due to development work, before Roche could license a compound. Because no compound was licensable at this time, it was determined that there was no deliverable with standalone value at inception and that the non-refundable upfront fee and research and development funding fees should be accounted for as a single unit of accounting. As of December

Securities and Exchange Commission
January 8, 2007

31, 2005, revenue under the 2003 Roche Agreement was recognized over the five-year period that Roche had to obtain a sub-licensable license to our patent rights and know-how for any nicotinic alpha-7 agonist that we developed. Revenue was recognized over this period based on the level of effort expended by the number of full-time equivalent employees (FTEs) performing research under the agreement in a period as compared to our estimated effort of the FTEs over the full five year period. Milestone payments and research and development funding received under the 2003 Roche Agreement were recognized prospectively over the remaining term of the agreement based on level of effort.
On February 27, 2006, we amended and restated the 2003 Roche Agreement to grant to Roche a worldwide, exclusive, sublicensable license to all of our patent rights and know how with respect to our nicotinic alpha-7 agonists, other than MEM 3454. Roche continues to have the option to obtain a license to MEM 3454 following our completion of the Phase 2a clinical trial for that drug candidate. The amendment provided us with additional research and development funding. It also changed the agreement from a defined five-year period to a period of development which we have estimated to now be 7.5 years. All amounts received under this agreement are now being recognized ratably over the estimated period to approval by the FDA for the first compound to be developed under this collaboration.
We periodically review the estimated development period under this collaboration and, to the extent this estimate changes, the impact of such change will be recognized prospectively.
2005 Amgen Agreement
We entered into the 2005 Amgen Agreement in October 2005 and its components (non-refundable license fee, milestone payments and research and development funding) are being treated as a single unit of accounting. Given the early stage of development and our continuing involvement in the research and development, we determined that the license by itself does not have standalone value. Accordingly, we consider the license and research services as a single deliverable. The milestones earned by the Company represent performance bonuses that are contingent upon the advancement of the research and development, which will include our involvement during the research collaboration period of two years and after that will be based on Amgen’s progression of the research and development. The efforts expended for the achievement of the milestones are deemed to be part of the research and development activities and are not evaluated on a standalone basis. There is also risk associated with achievement of each of the milestones.
The non-refundable upfront fee and any milestone payments received are being deferred and will be recognized in proportion to performance of services based on the number of FTEs working on this collaboration during the period compared to the total number of FTEs during the period of our continuing involvement. The Company estimates its continuing involvement will only be the two year period of the research collaboration. We expect that Amgen will assume full development responsibility after this period.
We do not recognize revenue under our collaboration agreements based on costs incurred. As noted above, revenue is recognized either ratably or based on the level of services provided by

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January 8, 2007

FTEs in a period for a particular collaboration. As of December 31, 2005, cumulative revenue recognized under our three collaboration agreements totaled $29.7 million. Total operating expenses during the periods under collaboration represent approximately $156.0 million of which significant amounts of our costs relate to our collaboration agreements.
The Company will expand its disclosure regarding its revenue recognition practices with respect to its collaborative agreements on a prospective basis consistent with the disclosure set forth above.
Forms 8-K
2.	We note that you have included Non-GAAP net loss and Non-GAAP loss per share data in your current reports filed on November 9, 2006, August 9, 2006 and May 11, 2006. As these are non-GAAP measures, please provide to us in disclosure-type format revised disclosures in compliance with the requirements of Item 10(e)(1)(i)(C) of Regulation S-K, as referenced by Instruction 2 to Item 12 of Form 8-K. Please assure that the net loss and loss per share amounts attributable to common stockholders are presented with equal or greater prominence with the non-GAAP measures included in your proposed disclosures. Include a discussion that demonstrates the substantive reasons why management believes that these measures provide useful information to investors. The fact that these measures are used by the company as an indicator of business performance should not be the sole support for presenting these non-GAAP financial measures. Rather, the justification for the use of the measure must be substantive. Please refer to SAB 107 and to the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm issued on June 13, 2003.
The Company has applied consistent and objective accounting treatment to unrealized gains or losses on warrants and equity-based compensation charges in each of the referenced Current Reports on Form 8-K, whether the impact of such treatment was favorable or positive to reported GAAP net income. As an example, in the second quarter of 2006 we had GAAP net income due to an unrealized gain on warrants. As a result of consistent application of the adjustments denoted above, the non-GAAP result for the period was a net loss. The Company believes that in each filing referenced which includes a presentation of non-GAAP earnings (and non-GAAP earnings per share), the Company has included a presentation, with equal or greater prominence, of GAAP earnings (and GAAP earnings per share), the most directly comparable GAAP financial measure. The Company has also provided a reconciliation of GAAP to non-GAAP earnings (and earnings per share) in these reports. In an effort to clarify our reasoning for presenting non-GAAP earnings (and non-GAAP earnings per share), we propose to expand our disclosure on a prospective basis as follows:
Calculation of earnings under GAAP requires the Company to include unrealized gains or losses on the Company’s warrants and equity-based compensation. The Company’s management evaluates and makes operating decisions about its business operations primarily based on revenue and the core costs of its business operations. The Company believes that unrealized gains or losses on warrants and equity-based compensation charges are not core operating costs of its business operations. Therefore, the Company presents non-GAAP earnings (and non-GAAP earnings per share), along with GAAP measures, by excluding these items. The Company provides non-GAAP earnings (and non-GAAP earnings per share), not as a substitute for GAAP financial

Securities and Exchange Commission
January 8, 2007

information, but rather as a supplement thereto, in order to assist investors in assessing its current and future operations in the way that the Company’s management evaluates those operations.
The Company believes that non-GAAP earnings (and non-GAAP earnings per share) provide useful information to investors because:
•	The excluded non-cash charges are not indicative of the Company’s core operating results.

•	Non-GAAP earnings (and non-GAAP earnings per share) provide management with information about the Company’s underlying operating performance that enables a more meaningful comparison of its financial results in different reporting periods. For example, the Company excludes the impact of equity-based compensation to help it compare current period operating expenses against the operating expenses for prior periods and to eliminate the effects of this non-cash item, which, because it is based upon the estimated fair value on the grant dates, may bear little resemblance to the actual values realized upon the future exercise, expiration, termination or forfeiture of the stock-based compensation.

•	The Company’s management and Board of Directors use non-GAAP earnings internally to make budgeting decisions with respect to operating expenses (such as research and development and general and administrative expenses), track the Company’s actual performance relative to financial targets and set performance-based compensation awards.
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The Company hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have additional questions or comments regarding the foregoing, please contact the undersigned at (201) 802-7140.

Very truly yours,
/s/ Jzaneen Lalani
Vice President, Legal Affairs

cc:  James R. Sulat
Memory Pharmaceuticals Corp.
Ellen Corenswet, Esq.
Covington & Burling LLP